

May 23, 2012

Fengrui Yue
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Ya Zhu Silk, Inc.**
> **Form 8-K**
> **Filed February 27, 2012, as amended March 7, 2012**
> **File No. 333-155486**

Dear Mr. Yue:

We issued comments to you on the above mentioned Form 8-K on March 28, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 1, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 1, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Victor Dudas, Esq.